Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF JA SOLAR

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheet as of March 31, 2013	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three Months Ended March 31, 2012 and 2013	F-3
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Three Months Ended March 31, 2012 and 2013	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2012 and 2013	F-6
Notes to Unaudited Condensed Consolidated Financial Statements	F-7

JA SOLAR HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND MARCH 31, 2013

(In thousands, except share and per share data)

	Note	December 31, 2012	March 31, 2013
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	2(d)	3,031,462	2,825,133
Restricted cash	2(d)	194,379	239,481
Accounts receivable from third party customers, net	4	1,686,940	1,697,105
Accounts receivable from related party customers, net	4,20(d)	36,150	216,175
Inventories	5	930,137	1,067,896
Advances to third party suppliers, net	6	207,388	236,841
Advances to related party suppliers, net	6,20(d)	87,265	86,720
Other receivable from related party, net	7	1,137	1,369
Other current assets	7	975,521	895,057
Total current assets		7,150,379	7,265,777
Property and equipment, net	8	4,447,469	4,432,018
Advances to third party suppliers, net	6	1,136,303	958,994
Advances to related party suppliers, net	6,20(d)	21,252	13,296
Long-term investment		50,910	50,910
Other long term assets	9	326,153	390,494
Total assets		13,132,466	13,111,489
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	12	972,730	946,608
Accounts payable to third parties		1,117,729	1,254,567
Accounts payable to related parties	20(a)	195,806	338,995
Advances from customers		76,875	105,282
Current portion of long term bank borrowings	12	1,850,500	2,803,613
Convertible Bond	13	708,548	722,865
Other payables to related parties	20(a)	9,833	49,994
Accrued and other liabilities	14	956,518	765,477
Total current liabilities		5,888,539	6,987,401
Long-term borrowings	12	2,088,139	1,067,227
Other long term liabilities	15	262,964	283,309
Total liabilities		8,239,642	8,337,937
Total JA Solar Holdings shareholders’ equity		4,892,824	4,694,736
Non-controlling interest			78,816
Total shareholders’ equity		4,892,824	4,773,552
Total liabilities and shareholders’ equity		13,132,466	13,111,489

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2013

(In thousands, except share and per share data)

	For the Three Months Ended March 31,
	2012	2013
	RMB	RMB
Net revenues	1,602,219	1,677,074
Cost of revenues	(1,568,983)	(1,577,129)
Gross profit	33,236	99,945
Selling, general and administrative expenses	(170,010)	(163,811)
Research and development expense	(22,365)	(21,366)
Total operating expenses	(192,375)	(185,177)
Loss from operations	(159,139)	(85,232)
Interest expense	(123,091)	(98,310)
Other income/(loss), net	32,116	(17,540)
Loss before income taxes	(250,114)	(201,082)
Income tax expense	(786)	(5,466)
Net loss	(250,900)	(206,548)
Less: Loss attributable to non-controlling interest	—	(2,213)
Net loss attributable to JA Solar ordinary shareholders	(250,900)	(204,335)
Other comprehensive income/(loss)
Foreign currency translation gains/(losses), net of tax	(284)	1,403
Cash flow hedging (loss)/income, net of tax	(11,755)	—
Other comprehensive (loss)/income	(12,039)	1,403
Comprehensive loss	(262,939)	(205,145)
Less: Loss attributable to non-controlling interest	—	(2,213)
Comprehensive loss attributable to JA Solar ordinary shareholders	(262,939)	(202,932)
Net loss per share:
Basic	(1.28)	(1.06)
Diluted	(1.28)	(1.06)
Weighted average number of shares outstanding:
Basic	195,706,103	193,300,847
Diluted	195,706,103	193,300,847
Net loss per ADS:
Basic	(6.41)	(5.29)
Diluted	(6.41)	(5.29)
Weighted average number of ADS:
Basic	39,141,220	38,660,169
Diluted	39,141,220	38,660,169

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2013

(In thousands, except share and per share data)

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total JA Solar Holdings shareholders’	Total shareholders’
	Shares	Amount	capital	reserves	earnings	income/(loss)	equity	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2011	202,238,307	154	5,102,362	420,301	1,017,333	8,519	6,548,669	6,548,669
Share based compensation	—	—	10,545	—	—		10,545	10,545
Exercise of restricted share units	62,000	—	—	—	—	—	—
Net loss					(250,900)		(250,900)	(250,900)
Other comprehensive loss for foreign currency translation adjustment						(284)	(284)	(284)
Other comprehensive income for forward contract						(11,755)	(11,755)	(11,755)
Balance at March 31, 2012	202,300,307	154	5,112,907	420,301	766,433	(3,520)	6,296,275	6,296,275

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ EQUITY (Continued)

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2013

(In thousands, except share and per share data)

	Shares	Amount	Additional paid-in capital	Statutory reserves	Retained earnings/ (deficit)	Accumulated other comprehensive income/(loss)	Total JA Solar Holdings shareholders’ equity	Non- controlling interest	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2012	199,863,607	153	5,135,587	416,647	(656,545)	(3,018)	4,892,824	—	4,892,824
Share based compensation			4,844				4,844		4,844
Acquisition of a subsidiary								81,029	81,029
Net loss					(204,335)		(204,335)	(2,213)	(206,548)
Other comprehensive income for foreign currency translation adjustment						1,403	1,403		1,403
Balance at March 31, 2013	199,863,607	153	5,140,431	416,647	(860,880)	(1,615)	4,694,736	78,816	4,773,552

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2013

(In thousands, except share and per share data)

	For the Three Months Ended March 31,
	2012	2013
	RMB	RMB
Cash flows from operating activities:
Net loss	(250,900)	(206,548)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Share based compensation	10,545	4,844
Depreciation and amortization	162,368	150,698
Allowance for doubtful accounts	40,522	12,310
Inventory provision	45,507	43,117
Amortization of deferred issuance cost and accretion of convertible notes	37,297	23,419
Change in fair value of derivatives	13,141	(184)
Loss for equity investment in a joint venture	3,568	957
Exchange gain	(2,056)	(8,853)
Loss from disposal of fixed assets	1,878	—
Gain from convertible notes buyback	(789)	—
Changes in operating assets and liabilities:
Increase in accounts receivables from customers	(249,573)	(63,984)
Increase in inventories	(507,627)	(105,403)
Decrease in advance to suppliers	16,749	42,921
Decrease in other current assets	194,126	107,861
Increase in other long term assets		(66,002)
Increase in accounts payable	668,097	234,205
(Decrease)/increase in advance from customers	(97,220)	28,407
Increase/(decrease) in accrued and other liabilities	28,149	(213,547)
Increase in other long-term liabilities	1,009	7,346
Net cash provided by/(used in) operating activities	114,791	(8,436)
Cash flows from investing activities:
Purchase of property, plant and equipment	(226,034)	(99,519)
Proceeds from disposal of property, plant and equipment	4,711	—
Purchase of intangible assets	(38)	(813)
Government grants	—	13,000
Cash received from acquisition of a subsidiary	—	45,109
Increase in restricted cash	(5,483)	(45,102)
Net cash used in operating activities	(226,844)	(87,325)
Cash flows from financing activities:
Proceeds from short-term bank borrowings	689,980	412,306
Proceeds from long-term bank borrowings	50,000	—
Repurchase of convertible notes	(6,021)	—
Repayment of short-term bank borrowings	(251,160)	(467,777)
Repayment of long-term bank borrowings	(1,500)	(56,500)
Net cash provided by/(used in) financing activities	481,299	(111,971)
Effect of exchange rate changes on cash and cash equivalents	34	1,403
Net increase/(decrease) in cash and cash equivalents	369,280	(206,329)
Cash and cash equivalents at the beginning of the period	3,889,092	3,031,462
Cash and cash equivalents at the end of the period	4,258,372	2,825,133
Supplemental disclosure of cash flow information:
Cash paid for interest (net of amounts capitalized)	58,415	207,708
Cash paid for income tax	—	83,995
Supplemental schedule of non-cash investing and financing activities:
Purchases of property, plant and equipment included in other payables	435,617	331,013

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. Organization and Principal Activities

The accompanying condensed consolidated financial statements include the financial statements of JA Solar Holdings Co., Ltd. (the “Company”), and its subsidiaries, collectively referred to as the “Group”.

JA Solar Holdings Co., Ltd. was incorporated in the Cayman Islands on July 6, 2006. In February 2007, the Company’s ADS became listed on the NASDAQ Global Market in the United States. The Group is primarily engaged in the development, production and marketing of high-performance photovoltaic (“PV”) solar cells and solar power products, which convert sunlight into electricity, in the PRC.

In November 2011, the Company completed the acquisition of 100% equity interest of Silver Age Holdings Limited (“Silver Age”), of which Full Shine Holdings Limited (“Full Shine”) and Solar Silicon Valley Electronic Science and Technology Co., Ltd. (“Solar Silicon Valley”) are 100% owned subsidiaries. Thereafter, Silver Age, Full Shine and Solar Silicon Valley became wholly owned subsidiaries of the Company. In January 2013, the Company completed the acquisition of 65% equity interest of Hebei Ningjin Songgong Semiconductor Co., Ltd. (“Ninjin Songgong”).

Majority of the Group’s business is conducted through the operating subsidiaries established in the PRC, JingAo Solar Co., Ltd. (“JA Hebei”), JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”), Shanghai JA Solar Technology Co., Ltd. (“JA Fengxian”), Hefei JA Solar Technology Co., Ltd. (“JA Hefei Technology”), Solar Silicon Valley and Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd. (“JA Lianyungang”), in which the Company indirectly holds a 100% interest.

As of March 31, 2013, the Company’s subsidiaries include the following entities:

	Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of Ownership
JingAo Solar Co., Ltd. (“JA Hebei”)	May 18, 2005	PRC	100%
JA Development Co., Ltd. (“JA BVI”)	July 6, 2006	BVI	100%
Shanghai JA Solar Technology Co., Ltd. (“JA Fengxian”)	November 16, 2006	PRC	100%
JA Solar USA Inc. (“JA USA”)	April 13, 2007	USA	100%
Shanghai JA Solar PV Technology Co., Ltd. (“JA Zhabei”)	June 22, 2007	PRC	100%
JA Solar Technology Yangzhou Co., Ltd. (“JA Yangzhou”)	November 19, 2007	PRC	100%
JA Solar Hong Kong Limited (“JA Hong Kong”)	December 10, 2007	Hong Kong	100%
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd. (“JA Lianyungang”)	October 11, 2008	PRC	100%
JA Solar Yangzhou R&D Co., Ltd. (“JA Yangzhou R&D”)	March 12, 2009	PRC	100%
JA Luxembourg S.a.r.l. (“JA Lux”)	June 26, 2009	Luxembourg	100%
JA Yangzhou PV Technology Co., Ltd. (“JA Yangzhou PV”)	November 23, 2009	PRC	100%
JA Solar GmbH (“JA GmbH”)	February 17, 2010	Germany	100%

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

1. Organization and Principal Activities (Continued)

	Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of Ownership
JA Solar International Co., Limited (“JA International”)	May 28, 2010	Hong Kong	100%
Shanghai Jinglong Solar Technology Co., Ltd. (“JA Jinglong”)	July 5, 2010	PRC	100%
Donghai JA Solar Technology Co., Ltd. (“JA Wafer R&D”)	November 4, 2010	PRC	100%
JA (Hefei) Renewable Energy Co., Ltd. (“JA Hefei Renewable Energy”)	March 30, 2011	PRC	100%
Hefei JA Solar Technology Co., Ltd. (“JA Hefei Technology”)	July 8, 2011	PRC	100%
JA Solar Investment China Co., Ltd (“JA Investment”)	October 31, 2011	PRC	100%
Silver Age Holdings Limited (“Silver Age”)	November 30, 2011	BVI	100%
Full Shine Holdings Limited (“Full Shine”)	November 30, 2011	Hong Kong	100%
Solar Silicon Valley Electronic Science and Technology Co., Ltd. (“Solar Silicon Valley”)	November 30, 2011	PRC	100%
JA Solar Japan Limited (“JA Japan”)	July 12, 2012	Japan	100%
Dunhuang JA Solar Power Development Co., Ltd (“JA Dunhuang”)	July 23, 2012	PRC	100%
Hebei Ningjin Songgong Semiconductor Co., Ltd. (“Ninjin Songgong”)	January 29, 2013	PRC	65%

2. Summary of significant accounting policies

a)                                     Basis of presentation and consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The condensed consolidated balance sheet at December 31, 2012 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20F for the year ended December 31, 2012, previously filed with the Security and Exchange Commission (“SEC”).

In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the interim periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

2. Summary of significant accounting policies (Continued)

b)                                     Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s condensed consolidated financial statements include allowance for doubtful accounts and advances to suppliers, valuation of inventories, derivative and other financial instruments, useful lives of long-lived assets, assumptions used to measure impairment of long-lived assets and equity method investment, determination of fair value of identifiable assets and liabilities acquired through business combination, accrual for warranty and other liabilities, provision for uncertain tax positions and deferred tax valuation allowances and assumptions used in the computation of share-based compensation, including the associated forfeiture rates.

c)                                      Fair value of financial instruments

The Company estimated the fair value of its financial assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosure. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). ASC 820 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the condensed consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s condensed consolidated assets, liabilities, shareholders’ equity and net income or loss.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

2. Summary of significant accounting policies (Continued)

d)                                     Cash, cash equivalents and restricted cash

The Group considers all cash on hand and demand deposits as cash and considers all highly liquid investments with an original maturity of three months or less as cash equivalents. Restricted cash as of December 31, 2012 and March 31, 2013 represents amounts held by banks, which are not available for the Group’s use, as collateral for issuance of letters of credit.

e)                                      Investments

Investments in entities where the Group does not have a controlling financial interest, but have the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Investment in a joint venture is accounted for by the equity method of accounting as the Group has the ability to exercise significant influence but does not own a majority equity interest. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in equity gain/(loss) for the investee in the Group’s Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss). Unrealized gains on transactions between the Company and the joint venture are eliminated to the extent of the Group’s interest in the joint venture, if any; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in the joint venture equals or exceeds its interest in the joint venture, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the joint venture.

f)                                       Allowance for doubtful accounts

Provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assesses accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivables in the balance sheets are stated net of such provision.

g)                                    Inventories

Inventories are stated at the lower of cost or market value. Cost of inventories is determined by the weighted-average method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

2. Summary of significant accounting policies (Continued)

conditions are more favorable, the Group may have higher gross margin when products that have been previously written down are eventually sold.

In addition, the Group analyzes its purchase commitments, which primarily consist of long-term fixed price polysilicon purchase agreements, at each period end. Provision, if any, is made in the current period if the anticipated inventories cost from future execution of such purchase agreements is in excess of market value. There was no loss provision recorded related to these long-term contracts in the three months ended March 31, 2012 and 2013.

h)                                     Short-term and long-term advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group does not require collateral or other security against its advances to related or third party suppliers. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances from the suppliers and provide for losses on advances which are akin to receivables in selling, general and administrative expenses because of their inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Group classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the twelve months are recorded in long-term advances to suppliers.

i)                                        Prepaid land use rights

Land use rights are carried at cost less accumulated amortization and impairment losses, if any. Amortization is provided on a straight-line basis over the lease period of 40 or 50 years.

j)                                        Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Shorter of the lease term or their estimated useful lives
Machinery and equipment	5-15 years
Furniture and fixtures	5 years
Motor vehicles	5 years

Construction in progress primarily represents the construction of new production lines. Costs incurred in the construction are capitalized and transferred to property, plant and equipment when an asset is ready for its intended use, at which time depreciation commences. Interest expense incurred for qualifying assets are capitalized in accordance with ASC 835-20, Capitalization of Interest.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

2. Summary of significant accounting policies (Continued)

carrying amount of the disposed assets, and is recognized in the Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss) upon disposal.

k)                                     Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss) on a straight-line basis over the lease periods.

l)                                        Business combinations

Business combinations are accounted for under the acquisition method in accordance with ASC 805, Business Combinations. The consideration transferred is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the fair value of consideration transferred, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the fair value of consideration transferred, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquire is less than the fair value of the net assets of the entity acquired, the difference, a bargain purchase, is recognized as a gain directly in the Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss) upon obtaining control. In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed, including non-controlling interests if applicable, is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

m)                                 Intangible asset, net

Intangible assets primarily represent technical know-how, purchased accounting and operational software, and customer relationships acquired through business combinations.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

2. Summary of significant accounting policies (Continued)

Technical know-how, contributed by one of the Group’s shareholders upon formation of JA Hebei, is carried at cost, less accumulated amortization. The technical know-how consists of one component relating to the commercial production process of photovoltaic solar cells. Amortization is calculated on a straight-line basis over the estimated useful life of eight years.

Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Customer relationship is recorded at fair value at the acquisition date less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful life of five years.

Purchased software and others with a finite useful life is being amortized on a straight line basis over its estimated useful life of three to ten years.

n)                                     Impairment of long-lived assets

The Group evaluates its long-lived assets and finite-lived intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value in the event that the carrying amount exceeds the estimated future undiscounted cash flow attributed to such assets. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. Additionally, determining fair values requires probability weighting the cash flows to reflect expectations about possible variations in their amounts or timing and the selection of an appropriate discount rate. Although cash flow estimates are based on relevant information available at the time the estimates are made, estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.

o)                                     Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Uncertain tax position is accounted for in accordance with ASC 740-10-25, which clarifies the accounting for uncertain tax positions and requires that the Company recognizes in the condensed consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

2. Summary of significant accounting policies (Continued)

Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company’s accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss). In the three months ended March 31, 2012 and 2013, the Group did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

p)                                     Revenue recognition

(i)                                     Revenue recognition for solar modules, solar cells and other products (hereafter “solar products”)

The Group recognizes revenue from the sale of solar products when the goods are delivered and title and risk of loss transfer is passed to the customers. The Group sells its solar products at agreed upon prices to its customers, which reflect prevailing market prices.

The Group’s considerations for recognizing revenue are based on the following:

•                  Persuasive evidence that an arrangement (sales contract) exists between a willing customer and the Group that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). Customers do not have a right of return. The Group does provide a warranty on its solar module products.

•                  For EX Works (“EXW”) terms, which mean that a seller has the goods ready for collection at its premises (works, factory, warehouse, plant), the contract specifies that the risks are assumed by the customer when the customer picks up the goods from the Company’s warehouse, at which time revenue is recognized. For FOB shipping point terms, the contract specifies that the customer takes title to the goods and is responsible for all risks and rewards of ownership once products are over shipping rail at the named loading port from the Company’s premises, at which time revenue is recognized. For CIF terms, the Company pays the costs of insurance and freight necessary to bring the goods to the named port of destination, but the title to and risk/rewards of ownership of the goods is passed to the buyer according to each of the contract term, which is defined in each contract. The point of delivery could be at the port of shipping, or it could also be when the goods arrive at the named port of destination. When title to the goods transfers at the port of shipping, the beneficiary of the insurance is the buyer and the Company has no obligations to the buyer if goods are damaged during shipping. Revenue is therefore, recognized when the title to and risk/rewards of ownership of the goods is passed to the buyer which is at port of shipping or port of destination, depending on the terms of the contract.

•                  The Group’s price to the customer is fixed and determinable as specifically outlined in the sales contract.

•                  For customers to whom credit terms are extended, the Group assesses a number of factors to determine whether collection from the customers is reasonably assured, including past transaction history with these customers and their credit-worthiness. All credit extended to customers is pre-approved by management. If the Group determines that collection is not

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

2. Summary of significant accounting policies (Continued)

reasonably assured, including cases where the customers retain a portion of the full contract price as retainage after a specific period, it defers the recognition of revenue until such criterion is met, which is generally upon receipt of payment.

(ii)                                  Revenue recognition for solar products processing

The Group provides solar products processing services to customers with their own wafer/polysilicon supplies. Under certain of these solar products processing service arrangements, the Group purchases raw materials from a customer and agrees to sell a specified quantity of solar products produced from such materials back to the same customer. The Group records revenue from these processing transactions on a net basis, recording revenue based on the amount received for solar products sold less the amount paid for the raw materials purchased from the customer.

(iii)                               Revenue recognition for engineering, procurement and construction services

The Group recognizes revenue using the percentage of completion method for systems integration projects for which the Group provides engineering, procurement and construction (“EPC”) services under the EPC contracts. The Group estimates its revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Group applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. The Group uses this method because management considers costs incurred to be the best available measure of progress on these contracts and management believes it has the ability to reasonably estimate and track costs. When the Group determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. No contract losses were recorded in the three months ended March 31, 2012 and 2013.

q)                                     Cost of revenue

Cost of revenue—solar products

Cost of revenue for solar products includes production related direct labor, direct material cost, depreciation and amortization, indirect costs, shipping (freight in) and handling costs for products sold, inventory obsolescence and lower of cost or market charge, capacity underutilization charges and warranty cost. On October 17, 2012, the U.S. Department of Commerce (DOC) has issued a final ruling on its anti-dumping and countervailing duty (CVD) investigations regarding solar photovoltaic (PV) cells manufactured in China and modules assembled from those cells. As a result, effective on December 7 2012, the Company is required to pay countervailing and antidumping duty of 15.24% and 13.94%, respectively, for solar cells manufactured in China and module assembled from those cells that are imported to U.S.

Cost of revenue—solar products processing

Cost of revenue for solar products processing includes direct labor, depreciation and amortization, indirect costs, and shipping and handling costs.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

2. Summary of significant accounting policies (Continued)

Cost of revenue—engineering, procurement and construction services

Costs of revenue for engineering, procurement and construction services include all direct material, labor, subcontractor cost, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. The Group recognizes job material costs as incurred costs when the job materials have been installed. The Group considers job materials to be installed materials when they are permanently attached or fitted to the solar power systems as required by the engineering design.

r)                                      Share based compensation

In accordance with ASC 718, Compensation-Stock Compensation, the Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award.

The Group recognizes the share-based compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

s)                                       Research and development

Research and development costs are expensed when incurred.

t)                                        Advertising expenses

Advertising expenses are expensed when incurred. Advertising expenses are not significant during any of the periods covered by these condensed consolidated financial statements.

u)                                     Warranty cost

Solar modules produced by the Group are typically sold with a 10-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. The Group therefore maintains warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. The potential liability is generally in the form of product replacement or repair. The Group accrues 1.0% of its net revenues attributable to module sales as warranty costs at the time revenues are recognized and include that amount in its cost of revenues. Due to limited warranty claim history, the Group accrues the estimated costs of warranties based primarily on its own history, industry data and an assessment of its competitors’ accrual history. Through the Group’s relationships with, and its management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, the Group believes that accruing 1.0% of its net revenues attributable to module sales as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists the Group in estimating the long-term reliability of solar modules, estimates of failure rates from its quality review and other assumptions that it believes to be

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

2. Summary of significant accounting policies (Continued)

reasonable under the circumstances. However, although the Group conducts quality testing and inspection of its solar module products, these products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that the actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate.

v)                                     Foreign currencies translation

The functional and reporting currency of the Company and the majority of its subsidiaries is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. All exchange gains and losses are included in the Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss) as a separate line item after income from operations.

For the Company’s subsidiaries whose functional currency is not RMB, the asset and liability accounts are translated into RMB, its reporting currency, using exchange rates in effect at the balance sheet dates, equity accounts are translated at historical exchange rates, and income and expense items are translated using average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulative other comprehensive income, net of tax, in the Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss).

w)                                   Segment reporting

The Group has adopted ASC 280, Segment Reporting, for its segment reporting. The Group operates and manages its business as a single segment. The Group’s CODM is the Chief Executive Officer.

x)                                     Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

y)                                     Earnings/(loss) per share

In accordance with ASC 260, Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the change in income or loss resulting from the assumed conversion of those participating securities, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the senior convertible notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

2. Summary of significant accounting policies (Continued)

options and RSUs (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

z)                                      Other Comprehensive income/(loss)

The Group has adopted ASC 220, Comprehensive Income. ASC 220 defines other comprehensive income/(loss) to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, unrealized gains or losses on available-for-sale marketable securities, and unrealized hedging gain/(loss) to the extent effective, except those resulting from investments by owners and distributions to owners.

aa)                              Derivative Financial Instruments-Embedded Foreign Currency Derivatives

Certain of the Group’s purchase and sales contracts are denominated in a currency which is not the functional currency of either of the contracting parties. Accordingly, the contracts contain embedded foreign currency forward contracts, which were required to be bifurcated and accounted for at fair value in accordance with ASC 815, “Derivatives and Hedging.” Embedded foreign currency derivatives are presented as derivative assets or liabilities with the changes in fair value recorded in the Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss).

ab)                              Accounting for share lending arrangement

The Company accounts for share lending arrangement in accordance with ASU 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing,” which requires an entity that enters into an equity-classified share lending agreement, utilizing its own shares, in contemplation of a convertible debt issuance or other financing to initially measure the share lending arrangement at fair value and treat it as a cost of the financing. In addition, if it becomes probable that the counterparty to the arrangement will default, the issuer shall recognize an expense for the fair value of the unreturned shares, net of probable recoveries.

ac)                              Share repurchase

When the shares are repurchased for retirement, the excess of cost over par value is charged entirely to retain earnings.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this standard did not have an impact on the Group’s financial statements.

In July 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350), Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 gives companies an option to first assess

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

2. Summary of significant accounting policies (Continued)

qualitative factors to determine whether the existence of events and circumstances indicate it is more-likely-than-not that an indefinite-lived intangible asset is impaired. If based on its qualitative assessment, a company concludes that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if a company concludes otherwise, quantitative impairment testing is not required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this accounting standard in the first quarter of 2013 did not have an impact on the Group’s financial statements.

ad)                              Recent accounting pronouncements

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of this Update beginning on January 1, 2013 did not have an impact on the Group’s financial statements.

3. Acquisition of Hebei Ningjin Songgong

M.SETEK Co., Ltd (“M.SETEK”), one of the largest suppliers located in Japan, failed to make majority of scheduled delivery since March 2011 after a magnitude-9 earthquake struck Japan and triggered a tsunami affecting vast areas in Japan. Although the production capacity of M.SETEK has returned to normal since November 2011, the Group elected to claim the outstanding prepayment from M.SETEK pursuant to the contract. In order to settle the prepayments, the Group reached a settlement agreement with M.SETEK on March 8, 2012 that M.SETEK used its dividend distribution from Hebei Ningjing Songgong, its 65%-owned subsidiary located in PRC, to repay part of the prepayments amounting to RMB 69,500, and also transfer its 65% equity interests in Hebei Ningjin Songgong at fair value amount of RMB 247,000 (“equity interest transfer price”) to the Group. For the remaining portion of the prepayment of RMB 128,687, M.SETEK will deliver polysilicon at market price to the Group until the prepayment is fully utilized. Hebei Ningjin Songgong is a private company which is 65% owned by M.SETEK and 32.7% owned Mr. Baofang Jin, the Group’s Chairman, and 2.3% owned by a few third party individuals. Hebei Ningjin Songgong is primarily engaged in production of solar-grade monocrystalline silicon ingot.

The share transfer agreement was formally signed on July 23, 2012 and the transaction was subject to approval by relevant government. Considering a continued decrease in selling price of solar products

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

3. Acquisition of Hebei Ningjin Songgong (Continued)

and recession of solar industry, the Group determined an impairment analysis is required in the year ended December 31, 2012. The Group estimated the fair value of the to be received equity interest of Hebei Ningjing Songgong as of December 31, 2012, based on discounted cash flow analysis using market participants’ assumptions, such as forecasts of future operating results, discount rates commensurate with the risk involved, and expected future growth rates. As a result, in the year ended December 31, 2012, an impairment provision of RMB 96,517 was provided against prepayment made to M.SETEK, as the fair value of the equity interest in Hebei Ningjin Songgong based on discounted future cash flows analysis exceeds the equity interest transfer price, which was based on the fair value of equity interest in Hebei Ningjing Songgong at the time of settlement in March 2012.

On January 29, 2013, M.SETEK transferred its 65% equity interest in Hebei Ningjin Songgong to the Group upon obtaining relevant government approval for a total consideration of RMB 150,483. The group started consolidating Hebei Ningjing Songgong effective February 1, 2013.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

3. Acquisition of Hebei Ningjin Songgong (Continued)

Purchase price allocation

The total purchase price was allocated to Hebei Ningjin Songgong’s tangible assets, identifiable intangible assets, and assumed liabilities based on their estimated fair values as set forth below. The Group makes estimates and judgments in determining the fair value of the acquired assets and assumed liabilities, based on its experience with similar assets and liabilities in similar industries. In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of Hebei Ningjin Songgong’s business.

As of January 31, 2013[1]
RMB
Assets acquired:
Cash and cash equivalents	45,109
Accounts receivable	138,516
Short term prepayment	18,221
Inventory	75,473
Other current assets	34,702
Long term prepayment	18,826
Property, plant and equipment, net[2]	69,785
Total assets acquired	400,632
Liabilities
Short-term bank borrowings	24,100
Accounts payable	45,822
Other payables	57,376
Payroll and welfare payable	41,244
Accrued expenses	578
Total liabilities assumed	169,120
Total fair value of net assets	231,512
Less: Non-controlling interest	81,029
Fair value of purchase consideration	150,483

1                   The acquisition was completed on January 29, 2013. Considering the nominal financial impact of the two days from January 30 to January 31, 2013, we used January 31, 2013 as the acquisition date and the fair value assessment was made based on the financial information as of January 31, 2013.

2                   The fair value of property, plant and equipment was recognized and measured at fair value using discounted future cash flow method. Accumulated depreciation was not carried forward.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

3. Acquisition of Hebei Ningjin Songgong (Continued)

Hebei Ningjin Songgong contributed net revenues of RMB 42,756 and net loss of RMB 6,323 from February 1, through March 31, 2013. The following table summarizes unaudited pro forma results of operations for the three months ended March 31, 2012 and 2013, as if the acquisition of Hebei Ningjin Songgong had occurred on January 1, 2012, and after giving effect to acquisition accounting adjustments.

	For the three months ended March 31,
	2012	2013
	RMB	RMB
Pro forma revenue	1,639,443	1,693,801
Pro forma net loss	(250,581)	(204,920)
Pro forma profit /(loss) attributable to non-controlling interest	112	(1,643)
Pro forma loss attributable to JA Solar ordinary shareholders	(250,693)	(203,277)
Pro forma loss per share:
Basic	1.28	1.05
Diluted	1.28	1.05
Weighted average number of shares used in computation:
Basic	195,706,103	193,300,847
Diluted	195,706,103	193,300,847

The unaudited pro forma consolidated results of operations is for illustrative purpose only and do not purport to be indicative of the results that would have been achieved if the above acquisition had actually taken place on January 1, 2012, and may not be indicative of future operating results. The unaudited pro forma net loss includes RMB 3,471 and RMB 1,157 for the reduction of depreciation expenses of property, plant and equipment for the three months ended March 31, 2012 and 2013, respectively.

4. Accounts Receivable, net

Accounts receivable, net, consists of accounts receivables less allowance for doubtful accounts. The following table presents the movement of the allowance for doubtful accounts:

	For the three months ended March 31,
	2012	2013
	RMB	RMB
Balance at beginning of the period	32,591	189,971
Allowance made during the period	41,182	13,176
Recoveries during the period	(660)	(862)
Written-off during the period	—	—
Balance at end of the period	73,113	202,285

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

4. Accounts Receivable, net (Continued)

The Group assesses creditworthiness of customers before granting any credit terms. This assessment is primarily based on reviewing of customer’s financial statements and historical collection records, discussion with customers’ senior management, and reviewing of information provided by third parties, such as credit rating agencies and the insurance company that ultimately insures the Group against customer credit default. From 2012, for sales of solar cells, the Group provided credit terms of up to 90 days to customers with good credit-worthiness as determined by the Group’s credit assessment. For sales of solar modules, which generally require a longer credit terms according to industry practice, credit terms of up to 180 days were granted to customers with good credit-worthiness.

5. Inventories

Inventories consisted of the following:

	As of December 31, 2012	As of March 31, 2013
	RMB	RMB
Raw materials	281,539	348,015
Work-in-progress	36,741	86,832
Finished goods	611,857	633,049
Total	930,137	1,067,896

For the three months ended March 31, 2012 and 2013, inventories were written down by RMB 45,507 and RMB 43,117, respectively, to reflect the lower of cost or market.

6. Advances to suppliers

As of December 31, 2012 and March 31, 2013, outstanding prepayments, net of any allowance, made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

	As of December 31, 2012	As of March 31, 2013
	RMB	RMB
Supplier A (third party)	759,505	717,258
Supplier B (third party)	224,608	58,387
Supplier C (third party)	161,925	189,689

No other individual supplier has advance payment balances that accounted for more than 10% of the total balance as of March 31, 2013.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

6. Advances to suppliers (Continued)

The following table presents the movement of the allowance for advances to supplier:

	For the three months ended March 31,
	2012	2013
	RMB	RMB
Balance at beginning of the period	94,154	158,452
Allowance made during the period	—	—
Written-off during the period (Note 3)	—	(96,517)
Balance at end of the period	94,154	61,935

The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. Given all circumstance and available evidence as of March 31, 2013, management assesses the risk that the Company is not able to fully utilize the remaining advance payment balance is remote and therefore no further provision was made against remaining advance payment balance as the balance was considered recoverable. Recoveries represent cash received or product delivered subsequently.

7. Other current assets

Other current assets consisted of the following:

	As of December 31, 2012	As of March 31, 2013
	RMB	RMB
Input value-added tax recoverable	388,473	454,432
Income tax recoverable	57,741	60,220
Value-added tax refund from export sales	191,138	49,398
Prepaid input VAT & customs duty for import machinery and materials	2,096	—
Prepaid expenses	17,502	9,826
Prepayment for application of land use right	43,010	29,140
Foreign exchange forward contract instruments	79	263
Deferred issuance cost	10,873	3,615
Accounts receivable recovery from insurance companies	17,313	15,944
Deposit receivable	18,759	41,424
Notes receivable	148,961	147,911
Deferred tax assets	20,034	19,505
Current portion of prepaid land use rights	5,554	5,554
Others	55,125	59,194
	976,658	896,426

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

8. Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	As of December 31, 2012	As of March 31, 2013
	RMB	RMB
Buildings	1,156,762	1,185,892
Furniture, fixtures and office equipment	79,425	80,548
Motor vehicles	25,903	26,196
Machinery and equipment	4,065,354	4,142,061
Leasehold improvements	132,542	134,452
Total*	5,459,986	5,569,149
Less: accumulated depreciation	(1,629,798)	(1,778,022)
Subtotal	3,830,188	3,791,127
Construction-in-progress	617,281	640,891
Property, plant and equipment, net	4,447,469	4,432,018

*                 Includes impairments of long-lived assets of RMB 763,122 as impairments are treated as permanent reductions in the carrying amounts of the assets.

As of March 31, 2013, the Group pledged its buildings with the net book value of RMB 102,247 and RMB 241,488 to secure two long-term bank borrowings of RMB 130,000 and RMB 118,000 from Export-Import Bank of China and Agricultural Bank of China, respectively.

For the three months ended March 31, 2012 and 2013, total interest capitalized was RMB 16,589 and RMB 9,496, respectively.

Depreciation expense was RMB 159,870 and RMB 148,224 for the three months ended March 31, 2012 and 2013, respectively, and is recorded in manufacturing overhead, selling, general and administrative expenses, research and development expenses.

9. Other long-term assets

Other long-term assets consisted of the following:

	As of December 31, 2012	As of March 31, 2013
	RMB	RMB
Intangible assets, net	11,880	11,608
Deferred tax assets	73,939	71,995
Prepaid land use rights	240,334	306,891
	326,153	390,494

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

10. Income taxes

Cayman Islands and British Virgin Islands

The Company is a tax exempt company incorporated in the Cayman Islands. Under the laws of Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiary established in the British Virgin Islands is tax exempt under the laws of British Virgin Islands, and accordingly, is not subject to tax on income or capital gain.

People’s Republic of China

Pursuant to PRC Foreign Enterprise Income Tax (“FEIT”) Law, foreign-invested enterprise (“FIEs”) are subject to FEIT at a state tax rate of 30% plus a local tax rate of 3% on PRC taxable income. FIEs are also entitled to be exempted from FEIT for a 2-year period starting from their first profit-making year followed by a 50% reduction of FEIT payable for the subsequent three years (“2+3 holiday”), if they fall into the category of production-oriented enterprises with an operational period of more than 10 years in China.

On March 16, 2007, the National People’s Congress of China enacted a new Corporate Income Tax (“CIT”) Law, under which FIEs and domestic companies would be subject to CIT at a uniform rate of 25%. The new CIT Law has become effective on January 1, 2008. The grandfathering treatments for unutilized tax holiday are provided for certain qualified FIEs. For those FIEs which have already commenced their qualified tax holidays before 2008, they can continue to enjoy the remaining unutilized tax holidays until expiry. For those qualified old FIEs which have not commenced their tax holidays before 2008 due to cumulative losses, their tax holidays will be deemed to commence in 2008 and can be utilized until expiry.

JA Hebei, JA Fengxian, JA Zhabei and JA Yangzhou were established before the effective date of the new CIT Law and subject to FEIT Law before January 1, 2008.

Pursuant to the FEIT, JA Hebei received approval to enjoy a 2-year corporate income tax exemption for 2006 and 2007, as well as a 50% corporate income tax reduction from 2008 to 2010. After the new Corporate Income Tax law became effective on January 1, 2008, JA Hebei was entitled to enjoy grandfathering treatments for the unutilized tax holiday until expiration. The Company believes that the income generated by assets newly acquired by JA Hebei through a capital injection made in 2008 were also subject to the above mentioned grandfathered tax holiday and has been in compliance with the tax filing requirements.

JA Fengxian and JA Yangzhou all had cumulative losses as of December 31, 2008 and their tax holidays were deemed to commence in 2008 and can be utilized until expiry pursuant to the new CIT Law.

JA Zhabei, which is not a production-oriented enterprise, not entitled to the tax holiday.

JA Lianyungang, which was established in 2008, JA Yangzhou R&D and JA Yangzhou PV, which were established in 2009, JA Wafer R&D and JA Jinglong, which were established/acquired in 2010, JA Hefei Renewable Energy, JA Hefei Technology and JA Investment, which were established in 2011, Solar Silicon Valley, which was acquired in 2011, and Hebei Ningjin Songgong, which was acquired in 2013 are not entitled to the tax holiday.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

10. Income taxes (Continued)

In accordance with the new CIT Law, a company is entitled to a preferential income tax of 15% if qualifying as an Advanced and New Technology Enterprise (“ANTE”). The preferential tax rate, once being approved by the relevant government authorities, is subject to renewal every three years. However, a company that enjoys the preferential income tax rate should perform self-assessment to ensure it maintains the required qualification during those three years. In November 2010, JA Hebei was recognized as an ANTE under the CIT Law and is entitled to the preferential income tax of 15% from 2010 to 2012. As the original approval certificate was obtained in 2011, JA Hebei used the above-mentioned 2+3 holiday for the year ended December 31, 2010. Under the new CIT Law, where the transitional preferential CIT policies and the preferential policies prescribed under the new CIT Law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies. JA Hebei chose to enjoy the preferential income tax for an ANTE from January 1, 2011. JA Hebei has performed a self-assessment and determined it has not maintained the required qualification and concluded it does not qualify for the preferential CIT rate starting from 2013. In August 2011, JA Yangzhou was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. JA Yangzhou has chosen to complete the above mentioned 2+3 holiday for the overlapping period of 2011 and 2012. In November 2011, JA Lianyungang was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013. As JA Lianyungang was not entitled to enjoy any tax holiday before being recognized as and ANTE, JA Lianyungang became entitled to preferential income tax of 15% from 2011 to 2013 with no any other option. JA Fengxian was recognized as an ANTE and is entitled to the preferential income tax of 15% from 2011 to 2013 and the original approval certificate was obtained in May 2012. JA Fengxian has chosen to complete the above mentioned 2+3 holiday for the overlapping period of 2011 and 2012. JA Wafer R&D was recognized by the Chinese government as an ANTE and is entitled to the preferential income tax of 15% from 2012 to 2014. As JA Wafer R&D was not entitled to enjoy any tax holiday before being recognized as and ANTE, JA Wafer R&D became entitled to preferential income tax of 15% from 2012 to 2014 with no any other option.

On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued Cai Shui [2008] Circular 1 (“Circular 1”). According to Article 4 of Circular 1, distributions of accumulated profits earned by a FIE prior to January 1, 2008 to foreign investor(s) in 2008 or after will be exempt from withholding tax (“WHT”) while distribution of the profit earned by an FIE after January 1, 2008 to its foreign investor(s) shall be subject to WHT at a rate up to 10% (lower rate is available under the protection of tax treaties). As a result, if any dividends are declared out of the cumulative retained earnings as of December 31, 2007, they should be exempt from WHT. Undistributed earnings as of December 31, 2012 and March 31, 2013 are considered to be indefinitely reinvested, and therefore, no deferred tax liability was recognized. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB 2,495,613, and RMB 2,409,750, and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB 249,561 and RMB 240,975 as of December 31, 2012 and March 31, 2013.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

10. Income taxes (Continued)

Hong Kong SAR

No income tax provision has been made for JA Hong Kong and JA International in any period, as the entities did not have assessable profits subject to Hong Kong Profit Tax at the rate of 16.5% for the years presented.

United States

JA USA is subject to US federal statutory tax rate of 35% and also subject to the state of California income tax rate of 8.84%. The state income tax paid is deductible for US federal income tax.

European Countries

JA Lux is incorporated in Luxemburg and is subject to a 28.80% corporate tax rate.

JA GmbH is incorporated in Germany and is subject to effective income tax rate of 32.98% which consists of 15% corporate income tax plus a solidarity surcharge of 5.5% on corporate income tax and a trade income tax rate of 17.15%.

The tax (benefit)/expense comprises:

	For the three months ended March 31,
	2012	2013
	RMB	RMB
Current tax	862	2,996
Deferred tax	(76)	2,470
	786	5,466

The Group has made some portion of valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of the valuation allowance, including its earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized upon the earlier of when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

10. Income taxes (Continued)

Reconciliation between the provision for income tax computed by applying the statutory CIT and the Group’s effective tax rate:

	For the three months ended March 31,
	2012	2013
PRC enterprise income tax	(25)%	(25)%
Effect of permanent differences:
Share based compensation and other permanent difference	4.2%	2.4%
Effect of tax holiday and tax differential of certain subsidiaries	4.2%	3.6%
Effect of tax rate change	0.8%	—
Valuation allowance	16.1%	21.7%
	0.3%	2.7%

11. Government grant

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

Grants relating to reimbursement of expense item are recognized as other income over the period necessary to match the grants on a systematic basis to the costs that it is intended to compensate. The Group recorded RMB 11,439 and RMB 5,311 as other income for the three months ended March 31, 2012 and 2013.

Grants for the acquisition of the rights to use land and property, plant and equipment are recorded as long-term liabilities and recorded to other income over the amortization period. The Group received government grant related to land use rights and property, plant and equipment of RMB 100 and RMB 13,000 during the three months ended March 31, 2012 and 2013, respectively.

As of December 31, 2012 and 2013, long-term liability balance of RMB 148,738 and RMB 158,951 was related to government grant for the acquisition land use rights and properly, plant and equipment, respectively.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

12. Bank borrowings

As of March 31, 2013	Borrowing Date	Maturity Date	Amount	Interest Rate	Interest Terms
Short-term:
Bank of China	May 2012	May 2013	30,000	6.780%	Quarterly
Bank of China	May 2012	May 2013	30,000	6.780%	Quarterly
Bank of China	March 2013	July 2013	10,500	6.142%	Together with principal
Bank of China	March 2013	April 2013	10,200	5.602%	Together with principal
Bank of China	March 2013	May 2013	3,700	5.902%	Together with principal
Bank of China	March 2013	April 2013	6,790	5.722%	Together with principal
Bank of Communications	October 2012	April 2013	100,000	5.880%	Quarterly
China Merchants Bank	March 2013	September 2013	50,000	6.720%	Quarterly
Bank of Communications	November 2012	May 2013	50,641	5.766%	Together with principal
Bank of Communications	November 2012	May 2013	49,837	5.729%	Together with principal
China Bohai Bank	November 2012	May 2013	50,000	5.600%	Together with principal
Huaxia Bank	February 2013	February 2014	10,000	6.600%	Monthly
Bank of China	October 2012	April 2013	100,000	6.440%	Quarterly
Bank of China	October 2012	April 2013	49,727	6.440%	Quarterly
Hefei Science &Technology Rural Commercial Bank	March 2013	March 2014	150,000	7.800%	Quarterly
Agriculture Bank of China	January 2013	April 2013	42,629	3.304%	Together with principal
Agriculture Bank of China	January 2013	April 2013	37,613	3.302%	Together with principal
Agriculture Bank of China	January 2013	April 2013	15,672	3.302%	Together with principal
Agriculture Bank of China	February 2013	May 2013	15,672	3.287%	Together with principal
China Guangfa Bank	November 2012	May 2013	39,181	2.323%	Together with principal
Agriculture Bank of China	August 2012	August 2013	2,850	7.009%	Quarterly
Agriculture Bank of China	September 2012	August 2013	8,150	7.009%	Quarterly
Rural Credit Cooperative of Hebei	March 2013	April 2013	28,000	5.500%	Monthly
China Construction Bank	December 2012	June 2013	19,000	5.600%	Monthly
China Construction Bank	January 2013	July 2013	5,100	5.600%	Monthly
Oversea-Chinese Banking Corporation	March 2013	March 2014	31,345	1.704%	Together with principal
Subtotal			946,608

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

12. Bank borrowings (Continued)

As of March 31, 2013	Borrowing Date	Maturity Date	Amount	Interest Rate	Interest Terms
Long-term due in one year:
Bank of China	July 2010	July 2013	100,000	6.318%	Quarterly
Bank of China	October 2010	September 2013	100,000	6.318%	Quarterly
Bank of China	November 2010	October 2013	100,000	6.318%	Quarterly
Agriculture Bank of China	April 2010	April 2013	80,000	6.251%	Monthly
Agriculture Bank of China	December 2010	December 2013	120,000	6.251%	Monthly
Industrial and Commercial Bank of China	April 2011	October 2013	160,000	7.315%	Monthly
Export-Import Bank of China	September 2011	September 2013	130,000	4.760%	Quarterly
Agriculture Bank of China	October 2010	April 2013	20,000	5.985%	Monthly
Agriculture Bank of China	November 2010	May 2013	10,000	5.927%	Monthly
Agriculture Bank of China	December 2010	June 2013	40,000	5.869%	Monthly
Agriculture Bank of China	November 2010	May 2013	30,000	5.985%	Monthly
Industrial and Commercial Bank of China	May 2011	March 2014	20,000	6.983%	Monthly
Industrial and Commercial Bank of China	April 2011	March 2014	40,000	6.771%	Monthly
Industrial and Commercial Bank of China	March 2011	March 2014	140,000	6.771%	Monthly
Industrial and Commercial Bank of China	March 2011	September 2013	70,000	6.771%	Monthly
Industrial and Commercial Bank of China	April 2011	September 2013	30,000	6.771%	Monthly
Industrial and Commercial Bank of China	June 2011	December 2013	37,613	6.221%	Monthly
China Construction Bank	June 2011	May 2013	48,000	5.542%	Monthly
Bank of China	June 2011	June 2013	100,000	2.752%	Half a year
Shanghai Pudong Development Bank	June 2011	June 2013	98,000	6.720%	Quarterly
Shanghai Pudong Development Bank	March 2012	September 2013	49,000	7.315%	Quarterly
Industrial and Commercial Bank of China	June 2011	January 2013	500,000	6.980%	Together with principal
Industrial and Commercial Bank of China	June 2011	January 2014	750,000	6.980%	Together with principal
Agriculture Bank of China	August 2012	February 2014	2,850	7.009%	Quarterly
Agriculture Bank of China	September 2012	February 2014	8,150	7.009%	Quarterly
Bank of China	December 2011	December 2013	20,000	6.983%	Quarterly
Subtotal			2,803,613

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

12. Bank borrowings (Continued)

As of March 31, 2013	Borrowing Date	Maturity Date	Amount	Interest Rate	Interest Terms
Long term:
China Construction Bank	June 2012	May 2014	38,000	6.400%	Monthly
Industrial and Commercial Bank of China	December 2011	November 2014	150,000	7.315%	Monthly
China Construction Bank	May 2012	April 2014	159,000	6.650%	Monthly
Bank of Xingtai	September 2012	September 2014	100,000	6.519%	Monthly
Industrial and Commercial Bank of China	June 2011	June 2014	16,366	6.221%	Monthly
China Everbright Bank	June 2011	June 2014	200,000	6.458%	Quarterly
Industrial and Commercial Bank of China	December 2011	June 2014	58,861	6.221%	Monthly
Industrial and Commercial Bank of China	June 2011	January 2015	190,000	6.980%	Together with principal
Bank of China	April 2012	April 2014	30,000	7.836%	Quarterly
Agriculture Bank of China	August 2012	February 2019	31,450	7.009%	Quarterly
Agriculture Bank of China	September 2012	August 2019	93,550	7.009%	Quarterly
Subtotal			1,067,227
Total bank borrowings			4,817,448

The bank borrowings outstanding as of December 31, 2012 and March 31, 2013 bore an average interest rate of 6.49% and 6.52% per annum, respectively. These loans are borrowed from various financial institutions. The borrowings have 1-month to 84-month terms and expire at various times. The unused lines of credit were RMB 1,646,432, which were available as of March 31, 2013. These facilities contain no specific renewal terms and require no collateral.

Interest incurred for bank borrowings for the three months ended March 31, 2012 and 2013 amounted to RMB 86,738 and RMB 76,164, respectively, of which RMB 16,589 and RMB 9,496 was capitalized in the cost of property, plant and equipment.

JA Solar and China Development Bank Shanghai Branch (“CDB”) entered into a financial partnership agreement in September 2010, pursuant to the agreement, CDB agrees to provide up to RMB 30 billion of credit facilities to JA Solar from 2010 to 2015 to support JA Solar’s capital needs under its long-term growth and corporate development plans. As a result of the Financial Partnership Agreement, the Company is qualified to have an expedited approval process for individual credit agreements. Detailed terms including interest rate and covenants of each such credit facility will be determined by CDB in accordance with its risk management and operational guidelines, and set forth in individual credit agreements between CDB and the Company. As of December 31, 2012 and March 31, 2013, the Group had drawn down RMB nil and RMB nil of the credit facility, respectively.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

12. Bank borrowings (Continued)

Future principal repayments on the long-term borrowings are as follows:

Twelve months ending March 31	RMB
2014	2,803,613
2015	964,227
2016	22,000
2017	22,000
Thereafter	59,000
Total	3,870,840

13. Senior Convertible Notes

On May 13, 2008, the Company entered into an underwriting agreement for the sale by the Company to the public of $350,000 aggregate principal amount of 4.5% Senior Convertible Notes due 2013 (the “Senior Notes”). The Company granted to the underwriters a 30-day option to purchase up to an additional $50,000 aggregate principal amount of Senior Notes. On May 19, 2008, the Company completed its public offering of $400,000 aggregate principal amount of its Senior Notes which includes the underwriter’s exercise of their option. Net proceeds to the Company from the offering were approximately RMB 2,709,538. The Company’s financing costs of RMB 80,010 associated with the Senior Notes are amortized through interest expense over the life of the Senior Notes from May 2008 to the first put date, or May 2013 using the effective interest rate method. The amount amortized to interest expense for the three months ended March 31, 2012 and 2013 was RMB 2,597 and RMB 1,742, respectively. This change in the balance of deferred issuance cost includes the pro-rata reduction of deferred issuance cost that is a component of the extinguished gain from the Senior Notes bought back by the Group.

The Senior Notes bear interest at the rate of 4.5% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2008. The Senior Notes will mature on May 15, 2013 unless previously repurchased by the Company or converted in accordance with their terms prior to such date. On or after May 15, 2011, the Company has the option to redeem for cash all or part of the Senior Notes at principal if the closing sale price of the Company’s ADS exceeds 130% of the then effective conversion price for at least 20 trading days during the period of the 30 consecutive trading days ending on the last trading day on which notice of redemption is provided. If certain fundamental changes occur at any time prior to maturity, holders of the Senior Notes may require the Company to repurchase their Senior Notes in whole or in part for cash equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase. The interest expense recognized for interest payable to the Senior Notes holders was RMB 15,635 and RMB 8,223 for the three months ended March 31, 2012 and 2013 respectively.

Each $1,000 principal amount of the Senior Notes will initially be convertible into 6.5628 American Depository Shares, or ADSs, par value $.0001 per share at a conversion price of $152.375, subject to adjustment. The Senior Notes are convertible at maturity and upon certain other events, including when the trading price of the Company’s ADS exceeds 130% of the then effective conversion price for

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

13. Senior Convertible Notes (Continued)

at least 20 trading days during the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter.

The Company used the proceeds from the issuance of the Senior Notes for the purchase and construction of manufacturing equipment and facilities, the purchase and prepayment of raw materials, working capital and other general corporate purposes.

The Company’s functional currency is different from the denomination of the Senior Notes and the Company’s early redemption option is contingent upon its ADS price. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the conversion feature, early redemption option and conversion rate adjustment feature (together, “Embedded Derivatives”) as a freestanding instrument separately in the balance sheet. The Senior Notes were recorded with a discount equal to the value of the Embedded Derivatives at the transaction date and will be accreted to the redemption value of the Senior Notes over the life of the Senior Notes. The change in fair value of the Embedded Derivatives of RMB 13 and RMB nil was recorded in Condensed Consolidated Statements of Operations and Comprehensive Income/(Loss) for the three months ended March 31, 2012 and 2013, respectively. This change in fair value excludes the pro-rata reduction of the Embedded Derivatives that are a component of the extinguishment gain from the Senior Notes bought back by the Group. The interest expense recognized for accretion to the redemption value of the Senior Notes was RMB 26,891 and RMB 16,189 for the three months ended March 31, 2012 and 2013, respectively.

During the three months ended March 31, 2013, the Company did not buy back any of the Senior Notes. As of March 31, 2013, the notional outstanding amount of the Senior Notes was RMB 724,185 (US$ 116,601). The estimated fair value of the Senior Notes as of March 31, 2013 was RMB 718,747 (US$ 115,725).

In May 2013, the Company repaid the principal amount and accrued interest of the Senior Notes (refer to Note 25).

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

14. Accrued and other payables

Accrued and other payables consisted of the following:

	As of December 31, 2012	As of March 31, 2013
	RMB	RMB
Purchases of property, plant and equipment	367,426	331,476
Miscellaneous tax payables	116,858	35,116
Deposits	6,049	6,059
Labor services payables	13,883	6,514
Logistic charges	46,482	26,615
Payroll and welfare payables	154,136	154,138
Accrued interest expenses	167,198	74,606
Professional service fees	21,970	15,597
Amount due to employees[a]	—	49,397
Others	62,516	65,959
Total accrued other payables	956,518	765,477

a                    Amount due to employees related to short term borrowings from employees at annual interest rate of 6.1%.

15. Other long term liabilities

Other long term liabilities consisted of the following:

	As of December 31, 2012	As of March 31, 2013
	RMB	RMB
Accrued warranty cost	114,226	124,358
Government grants	148,738	158,951
Total other payables	262,964	283,309

The movement of Group’s accrued warranty costs for solar module is summarized below:

	For the three months ended March 31,
	2012	2013
	RMB	RMB
Balance at beginning of the period	78,751	114,226
Warranty provision	7,779	10,132
Utilization during the period	(6,692)
Balance at end of the period	79,838	124,358

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

15. Other long term liabilities (Continued)

The movement of Group’s government grants is summarized below:

	For the three months ended March 31,
	2012	2013
	RMB	RMB
Balance at beginning of the period	82,458	148,738
Government grants received	100	13,000
Amortization during the period	(134)	(2,787)
Balance at end of the period	82,424	158,951

16. Share-based compensation

As of March 31, 2013, the Company had one share-based compensation plan, which is described below.

On August 18, 2006, the shareholders of the Company approved the 2006 Stock Incentive Plan (the “Plan”), which permits the grant of share options and shares to its eligible recipients for up to 8,656,000 ordinary shares plus a number of ordinary shares equal to 10% of any additional share capital of the Company issued following the effective date of the Plan. The Group believes that such awards better align the interests of its employees with those of its shareholders.

a)                                     Options

During the three months ended March 31, 2013, the Company did not grant any ordinary share options to certain of its employees.

The Group recognized a pre-tax charge of RMB 5,332 and RMB 2,675 (included in selling, general, and administrative expenses and manufacturing overhead, of which RMB 309 and RMB 105 was capitalized in the cost of inventory as of March 31, 2012 and 2013, respectively), for the three months ended March 31, 2012 and 2013 associated with the expensing of stock options, respectively.

The weighted-average grant-date fair value of options granted during the three months ended March 31, 2012 and 2013were US$ 4.88 and US$ 1.4, respectively. No option grants were made in the three months ended March 31, 2012 and 2013. The compensation that has been charged for the option, net of the amounts reversed for options forfeited in excess of amounts estimated at the grant date, was RMB 5,023 and RMB 2,036 for the three months ended March 31, 2012 and 2013, respectively. The amounts reversed associated with options forfeited were RMB nil and RMB 114 for the three months ended March 31, 2012 and 2013, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the periods.

The Group used the forfeiture rate of 8.78% and 10.08% respectively for the three months ended March 31, 2012 and 2013.

As of December 31, 2012 and March 31, 2013, there was RMB 3,788 and RMB 2.689 of total unrecognized compensation cost related to non-vested share-based employees arrangements granted

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

16. Share-based compensation (Continued)

under the Plan, respectively. The cost is expected to be recognized over a remaining weighted-average period of 15 months.

The Company expects to issue new shares to satisfy share option exercises.

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted to employees during the three months ended March 31, 2012 and 2013, respectively:

(1)                                 The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

	For the three months ended March 31,
	2012	2013
	RMB	RMB
Average risk-free rate	1.09%~1.27%	—
Weighted average expected option life	5.75 years	—
Volatility rate	80.5%	—
Dividend	—	—

(2)                                 The average expected option life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. Currently, it is based on the simplified approach.

(3)                                 The Company has no history or expectation of paying dividends on its ordinary shares.

(4)                                 The Company chose to use the historical volatility and implied volatility of a basket of comparable publicly-traded companies for a period equal to the expected term preceding the grant date.

The following table summarizes information with respect to share options outstanding on March 31, 2013:

	Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Year)	Intrinsic Value (US$ in thousands)
Outstanding at December 31, 2012	4,357,050	4.28	7.62	—
Granted	—	—		—
Forfeited	(52,500)	1.37		—
Exercised	—	—
Outstanding at March 31, 2013	4,304,550	4.32	7.35	—
Exercisable at March 31, 2013	3,235,850	5.28	6.86	—

The total intrinsic value of options exercised during the three months ended March 31, 2012 and 2013 was $0 and $ 0, respectively.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

16. Share-based compensation (Continued)

b)                                     Restricted share units (“RSU”)

RSUs are commitments made to issue ordinary shares at the time that each underlying RSU vests. The RSUs are not legally issued ordinary shares nor do they comprise outstanding ordinary shares and therefore, do not give their holders voting or dividend rights.

Upon vesting, the shares will be issued by the Company.

The following table summarizes information with respect to RSUs outstanding on March 31, 2013:

	Shares	Weighted Average Fair Value (US$)
Nonvested at December 31, 2012	2,438,000	4.97
Granted	—	—
Vested	—	—
Forfeited	(35,000)	4.83
Nonvested at March 31, 2013	2,403,000	4.97

For RSUs, the Company recognized a pre-tax charge of RMB 5,214 and RMB 2,169 (included in selling, general, and administrative expenses) for the three months ended March 31, 2012 and 2013, respectively. Unrecognized compensation expense related to the RSUs as of December 31, 2012 and March 31, 2013 were RMB 11,024, and RMB 7,616 respectively. The cost is expected to be recognized over a remaining weighted average period of 21 months. The fair value of shares vested during the three months ended March 31, 2012 and 2013 was RMB 731 and RMB nil, respectively.

17. Foreign currency forward contracts

During the three months ended March 31, 2013, the Group entered into foreign exchange forward contracts with a notional amount of Euro 1,340, GBP 4,596 and US Dollar 6,520. As of March 31, 2013, the Group had outstanding foreign currency forward exchange contracts with notional amounts of GBP 1,263 and US Dollar 520.

The gain/(loss) from the change in the fair value on the effective portion of derivatives designated as cash flow hedges, which is recorded in accumulated other comprehensive income, net of tax, was RMB 11,755 and RMB nil for the three months ended March 31, 2012 and 2013, respectively. The (loss)/gain from the change in the fair value on those foreign currency forward exchange contracts not qualifying for hedge accounting, which is recorded in change in fair value of derivatives, was RMB (1,463) and RMB 722 for the three months ended March 31, 2012 and 2013, respectively.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

17. Foreign currency forward contracts (Continued)

The following table displays the outstanding notional balances and the estimated fair value of the Group’s foreign-currency forward exchange contracts and embedded derivatives as of December 31, 2012 and March 31, 2013:

	As of December 31, 2012	As of December 31, 2012	As of March 31, 2013	As of March 31, 2013
	RMB	RMB	RMB	RMB
	Notional Amount	Estimate fair value	Notional Amount	Estimate fair value
Foreign exchange forward contracts not designated as hedging instruments, recorded in other current assets	5,333	79	15,306	263

18. Mainland China contribution plan and profit appropriation

a)                                     China contribution plan

Full-time employees of the Group in the PRC participate in a government- mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees’ salaries. However, the Group is not responsible for meeting any obligations under the plan. The total contribution for such employee benefits was RMB 26,071 and RMB 25,833 for the three months ended March 31, 2012 and 2013, respectively.

b)                                     Restricted capital

The following paid-in-capital amounts are unavailable for distribution as nominal dividends to the Company:

Legal Entity	Paid-in Capital restricted
JingAo Solar Co., Ltd.	RMB	1,000,000
Shanghai JA Solar Technology Co., Ltd.	US$	80,000
Shanghai JA Solar PV Technology Co., Ltd.	US$	20,000
JA Solar Technology Yangzhou Co., Ltd.	US$	260,000
Jing Hai Yang Semiconductor Materials (Donghai) Co., Ltd.	US$	88,000
JA Solar Yangzhou R&D Co., Ltd.	RMB	50,000
JA Yangzhou PV Technology Co., Ltd.	US$	10,000
Shanghai Jinglong Solar Technology Co., Ltd.	RMB	180,000
Donghai JA Solar Technology Co., Ltd.	RMB	50,000
JA (Hefei) Renewable Energy Co., Ltd.	US$	15,000
Hefei JA Solar Technology Co., Ltd.	RMB	1,440,000
Solar Silicon Valley Electronic Science and Technology Co., Ltd.	US$	36,986
Dunhuang JA Solar Power Development Co., Ltd.	RMB	3,000
Hebei Ningjin Songgong Semiconductor Co., Ltd.	RMB	275,000

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

19. Earnings (loss) per share

Basic and diluted net (loss)/earnings per share for the three months ended March 31, 2012 and 2013 are calculated as follows:

	Three Months ended March 31,
	2012	2013
Numerator:
Numerator for basic loss per share	(250,900)	(204,335)
Dilutive effect	—	—
Numerator for diluted loss per share	(250,900)	(204,335)
Denominator:
Denominator for basic loss per share—weighted average ordinary shares outstanding	195,706,103	193,300,847
Dilutive effect*	—	—
Denominator for diluted loss per share	195,706,103	193,300,847
Basic loss per share from operations	(1.28)	(1.06)
Diluted loss per share from operations	(1.28)	(1.06)

*       Potentially dilutive securities totaling 5,628,371 and 3,826,122 in 2012 and 2013, respectively, were not included in the calculation of dilutive earnings per share because of their anti-dilutive effect.

20. Related party transactions

a)                                     Amounts due to related parties consisted of the following:

	As of December 31, 2012	As of March 31, 2013
	RMB	RMB
Payables to Hebei Jinglong Industry and Commerce Group Co., Ltd. (“Hebei Jinglong”)—short term	32,101	100,442
Payables to Jing Wei Electronics Co., Ltd (“Jing Wei”)—short term	67,227	127,017
Payables to Heibei Ningjin Songgong Semiconductor Co., Ltd. (“Ningjin Songgong”)—short term	48,081	—
Payables to Ningjin Guiguang Electronic Investment Co., Ltd.—short term	—	40,000
Others—short term	58,230	121,530
Total amounts due to related parties—short term	205,639	388,989

JA SOLAR HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except share and per share data)

20. Related party transactions (Continued)

b)                                     Amounts due from related parties consisted of the following:

	As of December 31, 2012	As of March 31, 2013
	RMB	RMB
Advances to Hebei Jinglong-short term	86,712	86,712
Advances to Hebei Jinglong-long term	21,252	13,296
Advances to others-short term	553	8
Receivables from Hebei Jinglong-short term	1,016	109,742
Receivables from Ningjin Songgong-short term	5,045	—
Receivables from Jing Wei-short term	978	69,088
Receivables from others-short term	30,248	38,714
Total amounts due from related parties	145,804	317,560

c)                                      Transactions with Hebei Jinglong

Wafer supply

For the three months ended March 31, 2012 and 2013, the Group purchased RMB 84,129 and RMB 63,628 respectively, of silicon wafers from Jinglong Group under the Jinglong Supply Contracts. The Group will continue to purchase silicon wafers from Jinglong Group.

Unused prepayments were and RMB 107,964 and RMB 100,008 at December 31, 2012 and March 31, 2013, respectively, and were recorded in advances to related party supplier in the condensed consolidated balance sheet.

Outsourcing service

The Group outsourced wafer processing services to Hebei Jinglong, where they helped the Group turn polysilicon into wafers. The outsourcing service fee was RMB nil and RMB 1,024 for the three months ended March 31, 2012 and 2013 respectively.

Management fees and leasing

The Group leases properties from Hebei Jinglong and another related party under operating lease agreements. The Group incurred rental expenses under operating lease agreements to Hebei Jinglong in the amounts of RMB 3,000 and RMB 9,831 for the three months ended March 31, 2012 and 2013, respectively.

Guarantee

As of March 31, 2013, Hebei Jinglong provided guarantees to the Group for two short-term loans of RMB 200,000 and RMB 28,000.

JA SOLAR HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except share and per share data)

20. Related party transactions (Continued)

Acquisition of Hebei Ningjin Songgong

On January 29, 2013, the Group completed the acquisition of 65 percent of the shares of Hebei Ningjin Songgong for a consideration of RMB 150,483 (Note 3).

d)                                     Transactions with other related parties

	Three months ended March 31,
	2012	2013
Purchase of materials	266,558	188,911
Sales of products	102,055	125,734
Outsourcing service rendered	2,070	5,382

The Group considers that these transactions were carried out at arm’s length with prices comparable to other similar transactions with unrelated third parties.

21. Contingencies and Commitments

a)                                     Supplier contract

In order to better manage the Group’s unit costs and to secure adequate and timely supply of polysilicon and silicon wafers during the periods of shortages of polysilicon and silicon wafer supplies, the Group entered into a number of multi-year supply agreements in amounts that were expected to meet the Group’s anticipated production needs. As a condition to its receiving the raw materials under those agreements, and in line with industry practice, the Group was required to, and has made prepayments for all, or a portion, of the total contract price to the suppliers, which are then offset against future purchases. The Group has completed re-negotiating certain of its supplier arrangements and is currently in the process of re-negotiating the remaining prepayment obligations with its suppliers.

Set out below are the Group’s fixed obligations under these multi-year contracts including “take or pay” arrangements.

Obligations under Multi-year Supply Agreements, including “Take or Pay” Supply Agreements

The Group’s multi-year supply agreements with some suppliers are structured as fixed price and quantity “take or pay” arrangements which allow the supplier to invoice the Group for the full stated purchase price of polysilicon or silicon wafers the Group is obligated to purchase each year, whether or not the Group actually purchases the contractual volume. In addition to the “take or pay” supply agreements, the Group has also entered into other multi-year supply agreements to purchase fixed volumes of polysilicon or silicon wafers from certain suppliers. Under these agreements, the purchase price is to be periodically adjusted based on prevailing market price or relevant energy price index. Purchases made under “take or pay” agreements amounted to RMB 355,440 and RMB 191,104 for the

JA SOLAR HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except share and per share data)

21. Contingencies and Commitments (Continued)

three months ended March 31, 2012 and 2013, respectively. The Group’s future obligations under multi-year supply agreements, including “take or pay” supply agreements are as follows:

	“Take or pay” supply agreements	Other Multi-year supply agreements*	Total
	(in RMB)	(in RMB)	(in RMB)
Twelve months ending March 31,
2014	1,844,698	247,445	2,092,143
2015	1,399,689	326,092	1,725,781
2016	1,631,951	344,792	1,976,743
2017	1,596,219	309,661	1,905,880
2018	1,560,486		1,560,486
Thereafter	2,735,905		2,735,905
Total	10,768,948	1,227,990	11,996,938

*                 includes only purchase commitments with fixed or minimum price provisions.

In addition, the Group has also entered into other supply agreements with variable price provisions, under which the purchase price is based on market prices with price adjustment terms. The Group has committed to purchase polysilicon and silicon wafers with the quantity of 2,750 metric tons and 2,150 million pieces respectively during 2013 to 2016, which are with variable price provisions and not included in the above table.

Outstanding supplier advances made to suppliers with whom the Group has entered into “take or pay” arrangements amounted to RMB 885,102 and RMB 879,063 as of December 31, 2012 and March 31, 2013, respectively.

If the Group fails to meet the obligations, including purchase quantity commitments, under the amended agreements and are unable to further renegotiate the terms of these multi-year supply agreements, the Group may be forced to forfeit certain prepayment amounts and be subject to claims or other disputes which could materially and adversely affect the Group’s results of operations, and financial position.

b)                                     Operating lease commitments

As of March 31, 2013, the Group has several operating lease agreements to lease certain assets, including offices, dormitory and land. These non-cancelable operating leases expire from July 2013 to May 2017, with rental fees that approximates market rents.

JA SOLAR HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except share and per share data)

21. Contingencies and Commitments (Continued)

Future minimum obligations for operating leases are as follows:

(in RMB)
Twelve months ending March 31,
2014	51,916
2015	40,652
2016	40,691
2017	24,862
Thereafter	229
Total	158,350

Rent expense under all operating leases was RMB 5,442 and RMB 13,677, for the three months ended March 31, 2012 and 2013, respectively.

c)                                      Capital expenditure

As of March 31, 2013, the Group had contracted for capital expenditure on machinery and equipment of RMB 384,921.

22. Fair value measurements

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Group. Unobservable inputs are inputs that reflect the Group’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•                  Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Group has the ability to access.

•                  Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

•                  Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that the Group measures and reports on its balance sheet at fair value on a recurring basis.

JA SOLAR HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except share and per share data)

22. Fair value measurements (Continued)

Short-term financial instruments:  The Group’s short-term financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable and payable, notes receivable, short-term bank borrowings, and accrued expenses. The cost approximates the fair value because of the short maturity period.

Long-term bank borrowings:  The fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term bank borrowings approximate their fair values as all the long-term bank borrowings carries variable interest rates which approximate rates currently offered by the Group’s bankers for similar debt instruments of comparable maturities.

Derivative assets and liabilities.  The Group’s derivative assets and liabilities consist of embedded foreign currency derivatives in the Group’s sales and purchase contracts denominated in currencies other than Renminbi or the functional currency of the counterparty, the capped call transactions denominated in USD, embedded derivatives underlying convertible notes and foreign currency forward contract instruments. Since its capped call transactions and embedded derivatives underlying convertible notes are not traded on an exchange, they are valued using valuation models. Management is responsible for determining these fair values and considered a number of factors including valuations. The capped call transactions are valued using the Black Scholes Option Pricing Model. The embedded derivatives underlying convertible notes are bifurcated using the “with or without” approach. As there are interrelationships among the embedded derivatives, they are valued using a Monte Carlo simulation. Interest rate yield curves, foreign exchange rates, stock price, volatility, expected term, risk-free rate and fundamental change event probabilities are the significant inputs into these valuation models. The inputs used in the valuation of the capped call transactions are observable in active markets over the terms of the instruments the Group holds, and accordingly, the Group classifies these valuation techniques as Level 2 in the hierarchy. In regards to the embedded derivatives underlying convertible notes, fair value was determined using a “with and without” approach which was based on both Level 2 and Level 3 inputs. The Group determined that the Level 3 input, that is the fundamental change event probabilities, is significant to the overall fair value measurement. The Group considered the effect of its own credit standing and that of its counterparties in its valuations of its derivative financial instruments. The Group entered into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated sales. The Group’s financial instrument counterparties are high-quality commercial banks with significant experience with such instruments. Fair values of the Group’s forward contracts are determined using significant other observable inputs (Level 2 fair value measurements), and are based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration of the contracts.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

22. Fair value measurements (Continued)

Recurring change in fair value

As of December 31, 2012, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange forward contract instruments	79	—	79	—

As of March 31, 2013, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of March 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange forward contract instruments	263	—	263	—

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 embedded derivatives underlying convertible notes for the three months ended March 31, 2012 was as follows:

Balance at December 31, 2011	(32)
Unrealized gains included in Change in fair value of derivatives	(12)
Balance at March 31, 2012	(44)

A summary of changes in Level 3 embedded derivatives underlying convertible notes for the three months ended March 31, 2013 was as follows:

Balance at December 31, 2012	—
Unrealized gains included in Change in fair value of derivatives	—
Balance at March 31, 2013	—

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

22. Fair value measurements (Continued)

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings, excluding embedded derivatives underlying convertible notes repurchased which are recognized in buyback gain, was as follows:

	Three months ended March 31,
	2012	2013
Embedded derivatives underlying convertible notes	(12)	—
Foreign exchange forward contracts not designated as hedging instruments	(1,463)	722
Total	(1,475)	722

23. Segment information

The Group operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Group’s net revenues generated from different geographic locations:

	Three months ended March 31,
	2012	2013
	RMB	RMB
China	648,111	619,451
Outside China:
Germany	332,299	314,811
Japan	62,948	463,043
Rest of the world	558,861	279,769
Total outside China	954,108	1,057,623
Total net revenue	1,602,219	1,677,074

The Group’s long-lived fixed assets are all located in China.

24. Certain risks and uncertainties

a)                                     Major customers

There is no individual customer accounting for 10% or more of total revenues for the three months ended March 31, 2012. One individual customer accounting for 19.9% of total revenues for the three months ended March 31, 2013.

Accounts receivable from the 3 customers with the largest receivable balances represents 24% and 22% of the balance of accounts receivable at December 31, 2012 and March 31, 2013, respectively. The Group performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Group maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

24. Certain risks and uncertainties (Continued)

consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends.

b)                                     Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalent, accounts receivables and advances to suppliers.

The Group places its cash and cash equivalents with high quality financial institutions in the PRC, US, Hong Kong and Singapore and limits the amount of credit risk from any single institution. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Group believes that those Chinese banks that hold the Company’s cash, cash equivalents and long term time deposit are financially sound based on public available information.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

c)                                      Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB 2,295,838 and RMB 1,853,765 as of December 31, 2012 and March 31, 2013, respectively.

25. Subsequent events

Other than the transactions occurring already described above, the following events have taken place subsequent to March 31, 2013:

a)                                     Loan borrowing

During April 2013 to July 2013, the Group borrowed short-term loans of RMB 422,071 from various financial institutions in the PRC. The borrowings have two months to one year terms and will expire at various times. The average interest rate is 6.8% per annum. The Group also repaid loans of RMB 1,201,071 during the subsequent period. On August 5, 2013, we renewed an entrustment loan of RMB 1,440,000 with Hefei High-Tech Industrial Development Zone Management Co., Ltd., which is secured by certain equipment and land use rights owned by JA Hefei Technology and all equity interests in JA Hefei Renewable Energy and JA Hefei Technology.

JA SOLAR HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

25. Subsequent events (Continued)

b)                                     Senior Notes repayment

On May 15, 2013, the Company repaid at maturity a total of $119 million, comprising the principal amount and accrued interest, of the 4.5% Senior Notes due May 15, 2013.

26. Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 5,738,539 or 122% of the Company total consolidated net assets as of March 31, 2013. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.